SAMSON OIL & GAS AGREES TO SELL PART OF GOSHEN COUNTY PROJECT

Denver 1700 hours June 24th, 2010

Samson Oil & Gas Limited (ASX: SSN: NYSE AMEX: SSN) has entered into a binding agreement with a large US-based independent natural gas and oil producer to sell 24,166 acres of its 40,240 acre holdings in Goshen County, Wyoming, for a cash purchase price presently expected to be  between US$ 61 million and US$ 79 million (pre tax).

Samson’s Goshen County holdings were acquired several years, ago reflecting the Company’s view that the Niobrara Formation represented an oil play that could be developed using horizontal drilling techniques. These techniques and the ability to sequentially fracture stimulate this type of rock in the Williston Basin have rapidly improved over the last two years.  As a result of the industry’s recognition of the additional resources available by application of the improved technology, Samson expects to see a rapid development of the Niobrara Formation as these techniques are applied to this rock. There have already been some early successes by competitors which have confirmed this potential and raised the profile of the oil play.

As previously advised, Samson has been actively seeking an industry partner for the Goshen County Project.  Samson’s Board of Directors recognized that full development of the Project would require more capital than was then available to the Company so that a partial sale of its holdings would be prudent to realize the maximum value from the Project. In order to establish the market value of this acreage, the Company invited industry participants to review the acreage and submit a sealed competitive bid. This competitive bid process helped Samson’s Board of Directors confirm the fairness of the price and other terms ultimately accepted.

The agreement calls for the sale of Samson’s entire working interest in the southern portion of the Company’s holdings in Goshen County, though Samson will retain an average 4.8% royalty interest in the leases that are sold.  Samson will also retain all of its remaining interests located in the northern part of the existing Project, or approximately 16,300 net acres.  Samson presently intends to drill and develop this retained acreage without further material dilution of its holdings, although future developments could alter those plans.

The closing of the transaction, which is tentatively scheduled for July 26th, is conditional on the satisfactory conclusion of the buyer’s due diligence.  The final purchase price will depend on a number of factors, including two important conditions, the failure of which may materially reduce the consideration paid. First, Samson is in the process of forming an Exploratory Unit in order to protect some of its existing leases that might otherwise expire later this year. While this process is largely complete, if the Unit is not in place by closing date of the sale, then the purchase price may be reduced. Samson expects that the Unit will be in place by the closing date, though there can be no assurance since it requires the approval of various state authorities.

The second material condition relates to 2,670 acres in Samson’s holdings that are outside the Unit area.  The leases for this acreage will expire this year unless drilling operations commence prior to their expiration. Samson is pursuing drilling permits that would allow 1,920 acres in this category to be protected and made part of a post closing adjustment.  The purchase agreement also provides that if Samson is unable to deliver marketable title to a significant portion of the contracted properties, then the purchaser has the right, but not the obligation, to cancel the purchase transaction.

The likely pricing variables for this transaction, as described above, can be summarized as follows:

Estimated Purchase Price
All current holdings subject to the transaction	US$ 79.1 million

If the Exploratory Unit is not formed	US$ 69.8 million

If the Unit is not formed and the drilling operations are not commenced prior to the leases’ expiration	US$ 61.0 million

The transaction will allow Samson to achieve several objectives:

1)	The flexibility to repay its existing debt facility either immediately or when it matures in May 2011.

2)	To finance Samson’s development of:

a.	Its significant retained acreage in Goshen County.

b.	Its Williston Basin acreage which has enjoyed significant oil flows.

c.	Its exploration portfolio that is under development in the onshore Gulf Coast Basin.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,440 million ordinary shares issued and outstanding, which would be the equivalent of 72 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.59 per ADS on June 24th 2010 the company has a current market capitalization of approximately US$42.48 million.  Correspondingly, based on the ASX closing price of A$0.033 on June 24th, 2010, the company has a current market capitalization of A$47.52 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”  Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the timing and the results of future drilling activity and the production resulting therefrom, as well as the methods, timing and results of exploration activities generally. Specifically in this release there are several forward looking statements made concerning the expectation that certain properties will be sold for a particular cash purchase price, even though neither the closing of the transaction nor the final purchase price if it does close can be guaranteed..

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.